January 25, 2012
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: H. Roger Schwall
               Assistant Director, Division of Corporation Finance

Re:	Post Holdings, Inc.
Amendment No. 3 to Registration Statement on Form 10-12B
Filed January 19, 2012
Letter Dated January 20, 2012
File No. 1-35305
Dear Mr. Schwall:
     I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated January 24, 2012 regarding the above-referenced registration statement filed by the Company. Pre-Effective Amendment No. 4 to Registration Statement on Form 10 (the “Amendment”) is being filed today in response to your comments.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Amendment No. 3 to Registration Statement on Form 10-12B
General
Material U.S. Federal Income Tax Consequences of the Distribution, Page 40
     1. We note that on January 20, 2012, Ralcorp announced that it received the referenced IRS private letter ruling regarding the distribution and related transactions. Please update the Form 10 accordingly, eliminating in that regard any ambiguity regarding the potential receipt of the letter and suggestions that the disclosure is “for general information purposes only.”
Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment to clarify that Ralcorp has received a IRS private letter ruling regarding the distribution and related transactions, and have eliminated the suggestion that the tax disclosure is “for general information purposes only.”
Corporate Governance and Management — Our Directors and Executive Officers, page 90
     2. You have provided new biographical sketches. Please revise to eliminate gaps or ambiguities with regard to time for each individual listed, clarifying the date of retirement or the month and year when each position within the past five years began and ended.
Response: The Company acknowledges the Staff’s comment and has revised the biographical sketches as described.

Security Ownership of Certain Beneficial Owners and Management, page 103
     3. You added several new entities as holders. For each listed holder that is not a natural person, please include tabular entries and corresponding footnotes to identify those natural persons who beneficially hold the listed securities. See Exchange Act Rule 13d-3.
     Response: The Company acknowledges the Staff’s comment and has revised the disclosures in the beneficial ownership table with respect to the entities who are expected to beneficially hold the Company’s securities. Based on discussions with the Staff, the Company understands that no further disclosure is required with respect to Ralcorp, as it is a widely-held, publicly traded company.
Certain Relationships and Related Party Transactions, page 104
     4. Please enhance your disclosure about the conflict of interest policy to ensure that you provide all the information that Item 404 of Regulation S-K, including 404(b)(1)(ii) and (b)(1)(iv) requires. Also, if the use of D&O questionnaires and the Audit Committee’s role is defined or will be defined in writing, please make that clear in your filing.
     Response: The Company acknowledges the Staff’s comment and has revised the disclosure about the conflict of interest policy, use of D&O questionnaires, and the Audit Committee’s role in the Amendment.

     In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact me via telephone at (314) 877-7125 or via facsimile at (314) 877-7748.

Sincerely,
/s/ Gregory A. Billhartz
Gregory A. Billhartz
Secretary

cc:	Mark Wojciechowski
John Cannarella
Norman von Holtzendorff
Timothy S. Levenberg
U.S. Securities and Exchange Commission